UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Brightcove, Inc.
(Name of Issuer) Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

10921T101
(CUSIP Number)

Tenzing Global Management, LLC 90 New Montgomery Street, Suite 650 San Francisco, CA 94105
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	10921T101	Page 2 of 10
1		NAME OF REPORTING PERSON Tenzing Global Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
45-3120520
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,500,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9%
14		TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D/A

CUSIP No.	10921T101	Page 3 of 10
1		NAME OF REPORTING PERSON Tenzing Global Investors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
27-5132283
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,549,653
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,549,653
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,549,653
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%
14		TYPE OF REPORTING PERSON
OO

SCHEDULE 13D/A

CUSIP No.	10921T101	Page 4 of 10
1		NAME OF REPORTING PERSON Tenzing Global Investors Fund I LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
36-4708131
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,549,653
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,549,653
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,549,653
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%
14		TYPE OF REPORTING PERSON
PN

SCHEDULE 13D/A

CUSIP No.	10921T101	Page 5 of 10
1		NAME OF REPORTING PERSON Chet Kapoor I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,500,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%
14		TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (this " Schedule 13D") relates is the 3,500,000 shares of common stock, par value $0.001 per share (the "Shares"), of Brightcove, Inc. (the “Issuer”), whose principal executive offices are located at 290 Congress Street, Boston, MA 02210. This Statement hereby amends the Schedule 13D/A filed with the Securities and Exchange Commission on July 25, 2019 to furnish the additional information set forth therein.

Item 2.	Identity and Background.

(a)	This Schedule 13D is jointly filed by:
(i)	Tenzing Global Management, LLC, a Delaware limited liability company (“Tenzing Global Management”), as the investment adviser to Fund I (as defined below) and the investment manager of the Parallel Account (as defined below);
(ii)	Tenzing Global Investors LLC, a Delaware limited liability company (“Tenzing Global Investors”), as the general partner of Fund I (as defined below);
(iii)	Tenzing Global Investors Fund I LP, a Delaware limited partnership (“Fund I”), with respect to the Shares directly and beneficially owned by it; and
(iv)	Chet Kapoor, as Managing Partner and Chief Investment Officer (“CIO”) of each of Tenzing Global Investors and Tenzing Global Management, and the Managing Partner and CIO of each of Fund I and the Parallel Account (as defined below).

Each of the foregoing is referred to herein as a “Reporting Person” and collectively, as the “Reporting Persons.” Each of the Reporting Persons is party to a previously filed Joint Filing Agreement. Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

(b)	The address of the principal office of each of Tenzing Global Management, Tenzing Global Investors, Fund I, and Mr. Kapoor is 90 New Montgomery Street, Suite 650, San Francisco, California 94105.

(c)	The principal business of Tenzing Global Management is providing investment management services. Tenzing Global Management also manages other accounts on a discretionary basis (the “Parallel Account”). The principal business of Tenzing Global Investors is serving as the general partner of Fund I. The principal business of Fund I is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. Mr. Kapoor is the Managing Partner and CIO of Tenzing Global Management and Tenzing Global Investors, and the Managing Partner and CIO of Fund I and the Parallel Account.

(d)	No Reporting Person, nor any person listed on Schedule A to this Schedule 13D, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, nor any person listed on Schedule A to this Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source and amount of funds (excluding commissions) used by Fund I in making its purchase of the shares of Common Stock owned by it in the last 60 days was $3,065,903.10 from working capital.

The source and amount of funds (excluding commissions) used by the Parallel Account in making their purchase of the shares of Common Stock owned by the Parallel Account in the last 60 days was $924,920.56 from working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)	Each of the Reporting Person’s interests in the Securities of the Issuer are described as follows:

(i)	Tenzing Global Management, as the investment adviser of Fund I and the investment manager of the Parallel Account, may be deemed to beneficially own 3,500,000 Shares of the Issuer, representing 9.0% of all the outstanding Shares of the Issuer.

(ii)	Tenzing Global Investors, as the general partner of Fund I, may be deemed to beneficially own 2,549,653 Shares of the Issuer, representing 6.5% of all the outstanding Shares of the Issuer.

(iii)	Fund I directly owns 2,549,653 Shares of the Issuer, representing 6.5% of all the outstanding Shares of the Issuer.

(iv)	Mr. Kapoor, as Managing Partner and CIO of each of Tenzing Global Management and Tenzing Global Investors, and the Managing Partner and CIO of Fund I and the Parallel Account, may be deemed to beneficially own 3,500,000 Shares of the Issuer, representing 9.0% of all the outstanding Shares of the Issuer.

(v)	Collectively, the Reporting Persons beneficially own 3,500,000 Shares of the Issuer, representing 9.0% of all the outstanding Shares of the Issuer.

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on 38,957,059 Shares outstanding as of February 24, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q as filed with the SEC on February 27, 2020.

(b)	Tenzing Global Management, Tenzing Global Investors, and Mr. Kapoor may be deemed to share with Fund I and the Parallel Account (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 2,549,653 Shares and 950,347 Shares reported herein, respectively.

(c)	The following Reporting Persons engaged in the following open-market transactions with respect to the Issuer’s Shares during the last 60 days:

Tenzing Global Investors Fund I, LP

Date of Transaction	Quantity of Shares	Price per Share ($)	Type of Transaction
01/09/2020	1,096	8.9135	Purchase
01/09/2020	365	8.9135	Purchase
01/10/2020	11,305	8.9896	Purchase
01/10/2020	3,768	8.9896	Purchase
01/13/2020	8,787	9.0355	Purchase
01/13/2020	2,929	9.0355	Purchase
01/14/2020	6,206	8.9445	Purchase
01/14/2020	2,069	8.9445	Purchase
01/17/2020	13,696	8.9508	Purchase

01/17/2020	4,566	8.9508	Purchase
01/21/2020	13,696	8.9294	Purchase
01/21/2020	4,566	8.9294	Purchase
01/22/2020	13,696	9.0324	Purchase
01/22/2020	4,566	9.0324	Purchase
01/23/2020	3,292	9.0203	Purchase
01/23/2020	1,098	9.0203	Purchase
01/24/2020	10,390	9.1771	Purchase
01/24/2020	3,463	9.1771	Purchase
01/27/2020	3,115	9.0760	Purchase
01/27/2020	1,038	9.0760	Purchase
01/28/2020	4,408	8.9774	Purchase
01/28/2020	1,470	8.9774	Purchase
01/29/2020	15,234	8.8927	Purchase
01/30/2020	35,000	8.7941	Purchase
01/31/2020	22,535	8.6791	Purchase
02/03/2020	5,661	8.6906	Purchase
02/03/2020	1,887	8.6906	Purchase
02/04/2020	8,020	8.8165	Purchase
02/04/2020	2,674	8.8165	Purchase
02/10/2020	4,910	8.7546	Purchase
02/10/2020	1,636	8.7546	Purchase
02/11/2020	1,931	8.7771	Purchase
02/11/2020	644	8.7771	Purchase
02/18/2020	1,457	8.7867	Purchase
02/18/2020	486	8.7867	Purchase
02/20/2020	9,756	8.3740	Purchase
02/20/2020	3,252	8.3740	Purchase
02/21/2020	12,046	8.5650	Purchase
02/21/2020	4,015	8.5650	Purchase
02/24/2020	17,786	8.2464	Purchase
02/24/2020	5,929	8.2464	Purchase
02/25/2020	13,682	8.1483	Purchase
02/25/2020	4,560	8.1483	Purchase
02/26/2020	13,682	8.0838	Purchase
02/26/2020	4,560	8.0838	Purchase
02/27/2020	6,841	8.0077	Purchase
02/27/2020	2,280	8.0077	Purchase
02/28/2020	13,682	7.7693	Purchase
02/28/2020	4,560	7.7693	Purchase
03/03/2020	13,682	7.6855	Purchase
03/03/2020	4,560	7.6855	Purchase

Parallel Account

Date of Transaction	Quantity of Shares	Price per Share ($)	Type of Transaction
01/09/2020	404	8.9135	Purchase
01/09/2020	135	8.9135	Purchase
01/10/2020	4,171	8.9896	Purchase
01/10/2020	1,390	8.9896	Purchase
01/13/2020	3,242	9.0355	Purchase
01/13/2020	1,080	9.0355	Purchase
01/14/2020	2,290	8.9445	Purchase
01/14/2020	763	8.9445	Purchase
01/17/2020	5,054	8.9508	Purchase
01/17/2020	1,684	8.9508	Purchase
01/21/2020	5,054	8.9294	Purchase
01/21/2020	1,684	8.9294	Purchase

01/22/2020	5,054	9.0324	Purchase
01/22/2020	1,684	9.0324	Purchase
01/23/2020	1,220	9.0203	Purchase
01/23/2020	406	9.0203	Purchase
01/24/2020	3,848	9.1771	Purchase
01/24/2020	1,283	9.1771	Purchase
01/27/2020	1,154	9.0760	Purchase
01/27/2020	385	9.0760	Purchase
01/28/2020	1,634	8.9774	Purchase
01/28/2020	544	8.9774	Purchase
01/29/2020	3,041	8.8927	Purchase
01/29/2020	(7,023)	8.8655	Sale
01/30/2020	(35,000)	8.7809	Sale
01/31/2020	(22,535)	8.6489	Sale
02/03/2020	2,097	8.6906	Purchase
02/03/2020	699	8.6906	Purchase
02/04/2020	2,972	8.8165	Purchase
02/04/2020	990	8.8165	Purchase
02/10/2020	1,819	8.7546	Purchase
02/10/2020	606	8.7546	Purchase
02/11/2020	716	8.7771	Purchase
02/11/2020	238	8.7771	Purchase
02/18/2020	540	8.7867	Purchase
02/18/2020	180	8.7867	Purchase
02/20/2020	3,614	8.3740	Purchase
02/20/2020	1,205	8.3740	Purchase
02/21/2020	4,462	8.5650	Purchase
02/21/2020	1,487	8.5650	Purchase
02/24/2020	6,589	8.2464	Purchase
02/24/2020	2,196	8.2464	Purchase
02/25/2020	5,068	8.1483	Purchase
02/25/2020	1,690	8.1483	Purchase
02/26/2020	5,068	8.0838	Purchase
02/26/2020	1,690	8.0838	Purchase
02/27/2020	2,534	8.0077	Purchase
02/27/2020	845	8.0077	Purchase
02/28/2020	5,068	7.7693	Purchase
02/28/2020	1,690	7.7693	Purchase
03/03/2020	5,068	7.6855	Purchase
03/03/2020	1,690	7.6855	Purchase

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(a)	Not applicable.

(b)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement*

*Previously filed

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: March 6, 2020	Tenzing Global Management LLC

	By:	/s/ Chet Kapoor
	Name	Chet Kapoor
	Title	Managing Partner of Tenzing Global Management LLC

Tenzing Global Investors LLC

	By:	/s/ Chet Kapoor
	Name	Chet Kapoor
	Title	Managing Partner of Tenzing Global Investors LLC

Tenzing Global Investors Fund I, LP

	By:	Tenzing Global Investors LLC, its General Partner
	By:	/s/ Chet Kapoor
	Name	Chet Kapoor
	Title	CIO of Tenzing Global Investors Fund I, LP
Chet Kapoor

/s/ Chet Kapoor
Chet Kapoor